Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A portfolio is required to make distributions of any income and gains realized in the prior fiscal year. If a portfolio has a net investment loss or realized losses in the current year, such distributions may be in excess of the Portfolio's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the period ended December 31, 2002, have been reclassified among the components of net assets as follows:

        Undistributed           Undistributed           Paid-In
        Net Investment          Net Realized            Capital
           Income                 Gain/(Loss)
Janus Aspen Growth Portfolio

Janus Aspen Aggressive Growth Portfolio

Janus Aspen Capital Appreciation Portfolio

Janus Aspen Core Equity Portfolio

Janus Aspen Balanced Portfolio

Janus Aspen Growth and Income Portfolio

Janus Aspen Strategic Value Portfolio

Janus Aspen International Value Portfolio

Janus Aspen International Growth Portfolio

Janus Aspen Worldwide Growth Portfolio

Janus Aspen Global Life Sciences Portfolio

Janus Aspen Global Technology Portfolio

Janus Aspen Flexible Income Portfolio

Janus Aspen Money Market Portfolio